SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 June 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director Shareholding dated 10 June 2005
99.2	Director Shareholding dated 17 June 2005
99.3	Transaction in Own Shares dated 21 June 2005
99.4	Holding(s) in Company dated 22 June 2005
99.5	Hotel Disposal dated 23 June 2005

Exhibit 99.1

                          SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership
Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not directors) under the Executive Share
Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

 N/A

9. Number of shares/amount of stock disposed

22,913

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of £1.12 each

12. Price per share

N/A

13. Date of transactions

09 June 2005

14. Date company informed

10 June 2005

15. Total holding in the Trust following this notification

2,547,707 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Date of Notification

 10 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.2

                            SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director

David Webster

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Webster

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7. Number of shares / amount of stock acquired

30,000 Ordinary Shares

8. Percentage of issued class

Negligible

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

112 Pence Ordinary Shares

12. Price per share

£6.868676

13. Date of transaction

17 June 2005

14. Date company informed

17 June 2005

15. Total holding following this notification

43,395

16. Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Chloe Cox 01753 410 244

25. Name and signature of authorised company official responsible for making this notification

Chloe Cox

Date of Notification

17 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 10 of its ordinary shares at a price of 695.5p per share.

This purchase has been undertaken in order to simplify the consolidation of the ordinary share capital that will be undertaken as part of the return of approximately £1 billion to shareholders as announced on 10th March 2005.

Exhibit 99.4

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

AXA SA

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial and Non-beneficial interests

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Various

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 112 pence each

10) Date of transaction

17 June 2005

11) Date company informed

21 June 2005

12) Total holding following this notification

58,593,890
(40,573,659 Non-Beneficial)
(18,020,231 Beneficial)

13) Total percentage holding of issued class following this notification

6.73% Non-Beneficial
2.99% Beneficial

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name and signature of authorised company official responsible for making this notification

Catherine Springett

17) Date of notification

22 June 2005

Exhibit 99.5

23 June 2005

INTERCONTINENTAL HOTELS GROUP ANNOUNCES SALE OF
INTERCONTINENTAL THE GEORGE, EDINBURGH

InterContinental Hotels Group PLC ("IHG") today announces it has sold the InterContinental The George, Edinburgh (195 rooms). The property will leave the IHG system. The hotel will be operated as part of the Principal Hotels portfolio.

IHG further announces that it has recently sold Brussels Europa SA, the owner of the Crowne Plaza Brussels Europa (240 rooms), to Atenor Group SA. A Crowne Plaza franchise agreement has been signed.

Combined proceeds before transaction costs were £34 million, approximately £4 million ahead of net book value.

Further transaction details

No tax charge arises and no cash tax is expected to be payable as a result of either transaction.

Since Separation in April 2003, including today's announcement, IHG has announced the disposal of 125 hotels with proceeds of approximately £1.8 billion. 20 properties remain on the market with a net book value of approximately £390 million.

Disposals announced today:

                                                     2004                     2003
                                                        £m                        £m
Revenue                                         12.3                       11.9
EBITDA                                          2.5                         2.1
EBIT                                                1.8                         1.1

Hotels                                                                     Rooms
InterContinental The George, Edinburgh                       195
Crowne Plaza Brussels Europa                                     240

A list of IHG's owned and leased properties detailing those disposed of, on the market and not on the market is available at http://www.ihgplc.com/investors

For further information, please contact:

Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):            +44 (0) 1753 410 176
                                                                                                   +44 (0) 7808 098 972

Media Enquiries (Leslie McGibbon):                                            +44 (0) 1753 410 425
                                                                                                   +44 (0) 7808 094 471

Notes to Editors

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 24 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priortyclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihcplc.com/media.

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	24 June 2005